Mail Stop 4561
Via Fax (212) 355-9055

October 15, 2008

Wilbert Knol
Interim Chief Financial Officer
Playlogic Entertainment, Inc.
747 Third Avenue, Suite 22A
New York, NY 10017

> **Re:** **Playlogic Entertainment, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed on March 28, 2008**
> **Form 10-QSB for the Quarter Ended March 31, 2008**
> **Form 8-K filed on October 30, 2008**
> **File No. 000-49649**

Dear Mr. Knol:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief